SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 2, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Six Managers’ Transactions notifications

1 (2)
2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

Person subject to the notification requirement

Name: Batra, Nishant

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210531191614_2

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 23,407 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 23,407 Volume weighted average price: 4.2722 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)
2.6.2021

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)
2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

Person subject to the notification requirement

Name: Lukander, Jenni

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210531191448_2

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 29,163 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 29,163 Volume weighted average price: 4.2722 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)
2.6.2021

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)
2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

Person subject to the notification requirement

Name: Lundmark, Pekka

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210601143441_2

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 387,687 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 387,687 Volume weighted average price: 4.2722 EUR

Transaction date: 2021-05-31

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: TERMINATION OF PLEDGE

2 (2)

2.6.2021

Transaction details

(1): Volume: 93,403 Unit price: N/A

Aggregated transactions

(1): Volume: 93,403 Volume weighted average price: N/A

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)

2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

____________________________________________

Person subject to the notification requirement

Name: Martikainen, Piia Susanna

Position: Closely associated person

(1): Person Discharging Managerial Responsibilities In Issuer

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210601100151_2

____________________________________________

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 906 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 906 Volume weighted average price: 4.2722 EUR

About Nokia

We create technology that helps the world act together.

2 (2)

2.6.2021

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)

2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

____________________________________________

Person subject to the notification requirement

Name: Schoeb, Melissa

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210531191221_2

____________________________________________

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 86,606 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 86,606 Volume weighted average price: 4.2722 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

2 (2)

2.6.2021

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)

2.6.2021

Nokia Corporation
Managers’ transactions
2 June 2021 at 13:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

The acquisition was conducted in accordance with the co-investment based long-term incentive arrangement for 2021.

____________________________________________

Person subject to the notification requirement

Name: Wirén, Marco

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20210531191109_2

____________________________________________

Transaction date: 2021-05-31

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 152,254 Unit price: 4.2722 EUR

Aggregated transactions

(1): Volume: 152,254 Volume weighted average price: 4.2722 EUR

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

2 (2)

2.6.2021

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate